UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                  ------------

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One):

[ ] Form 10-K   [ ] Form 20-F  [ ] Form 11-K    [X] Form 10-Q     [ ] Form N-SAR
and Form 10-KSB                                 and Form 10-QSB

For Period Ended: December 31, 1999

[  ] Transition Report on Form 10-K                           SEC FILE NUMBER
[  ] Transition Report on Form 20-F                              0-24242
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q                             CUSIP NUMBER
[  ] Transition Report on Form N-SAR                              743088

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                         Productivity Technologies Corp.
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               Full Name of Registrant (Former Name if Applicable)

                              201 South Alloy Drive
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           Address of Principal Executive Offices (Street and Number)

                             Fenton, Michigan 48430
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                           (City, State and Zip Code)



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Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]       (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]       (b)  The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]      (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10Q-SB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     The Company is unable to file its quarterly report on Form 10-Q for the quarter ended December 31, 1999 within the prescribed period without unreasonable effort or expense due to its implementation of a new Visual ERP financial system and discontinuation of its existing IBM system during the quarter. This process has temporarily delayed the Company in its collection of financial data necessary to prepare the quarterly report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Michael D. Austin                   810                      629-6663
     -----------------              -------------              ---------------
     (Name)                          (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the


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     preceding  12 months or for such  shorter  period that the  registrant  was required to file such report(s) been filed? If answer is no, identify report(s).

                                 [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [x] No

If so, attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Productivity Technologies Corp.
                         -------------------------------
                (Name of Registrant as Specified in its Charter)

has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                         By   /s/ Jesse A. Levine
                              -----------------------------------------------
                                   Jesse A. Levine
                                   Vice President and Chief Financial Officer

Date: February 14, 2000

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign n behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).